SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

AMENDMENT TO

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as Dividend Capital Enhanced Income Fund) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

Name:

Dividend Capital Strategic Global Realty Fund

Address of Principal Business Office:

518 Seventeenth Street, Suite 1200

Denver, Colorado 80202

Telephone Number (including area code):

(303)-228-2200

Name and address of agent for service of process:

Jeffrey W. Taylor

518 Seventeenth Street, Suite 1200

Denver, Colorado 80202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amended Notification of Registration to be duly signed on its behalf in the in the City of Denver and the State of Colorado on the 15th day of March, 2007.

DIVIDEND CAPITAL STRATEGIC GLOBAL REALTY FUND

By:	/s/ Derek Mullins
Derek Mullins
President

Attest:	/s/ Jeffrey W. Taylor
Jeffrey W. Taylor
Sole Trustee and Treasurer